[Letterhead of EnergySolutions, Inc.]

April 8, 2009

By facsimile and EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          EnergySolutions, Inc. (“EnergySolutions”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 001-33830

Dear Mr. Cash:

Reference is made to your letter dated April 8, 2009 setting forth the Staff’s comment on the above-referenced documents.  We are submitting this letter in response to the comment letter.  For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1.                                       In future filings, please give the title of your principal executive officer and principal financial officer where his signature appears.  We note that the certifications filed with your Forms 10-Q have included the title, but your Form 10-K does not provide this information.

In future filings of our Form 10-K, we will provide the title of our principal executive officer and our principal financial officer where the signature appears on Exhibits 31.1 and 31.2.

We acknowledge the following:

•                  EnergySolutions is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to EnergySolutions’ filings; and

•                  EnergySolutions may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our disclosures.  Should you have any questions regarding our responses, please contact me at (801) 649-2000.

Sincerely,

/s/ Philip O. Strawbridge

Philip O. Strawbridge
Executive Vice President and Chief Financial Officer

cc:           Jeanne Baker, SEC Assistant Chief Accountant

Hagen Ganem, SEC Staff Attorney

Dale Welcome, SEC Staff Accountant

Boris Dolgonos, Weil, Gotshal & Manges LLP

David Jolley, Ernst & Young LLP